[redacted]

12013775

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

U[illegible]
SECURITIES AN[illegible]
Wash[illegible]

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SEC FILE NUMBER
8- 42750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILIAN PARTNERS,L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 S. Flagler Drive - Suite 1001
(No. and Street)

West Palm Beach (City) FL (State) 33401-5415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Donald W. Denton 561-833-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

36 West 44th Street, Suite 1100, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald W. Denton, L.P., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILIAN PARTNERS, L.P., as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

[signature]
Signature

General Partner
Title

[signature]
Notary Public

[illegible]
Notary Public, State of New York
No. [illegible]
Qualified in Westchester County
Commission Expires March 22, 20 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Internal control report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011

Sidney W. Azriliant, CPA, P.C.

The Bar Building

36 West 44th Street, Suite 1100

New York, New York 10036-8102

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

February 27, 2012

Independent Auditor's Report

To The Partners of
CHILIAN PARTNERS, L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2011, and the related statements of income, partners' capital, and cash flows. These statements are the responsibility of the general partner. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS, L.P. as of December 31, 2011, its income statement, statement of partners' capital, and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2011

ASSETS		
Cash and Equivalents		- 0 -
Securities at Market Value (see Note 1)		$2,894,100
Accrued Interest & Dividends		$24,000
TOTAL ASSETS	$	2,918,100
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due to Broker Clearance Account		$817,767
Options Sold Short At Market Value	$	4,400
Accounts Payable - Bank	$	3,642
TOTAL LIABILITIES		$825,809
Partners Capital Accounts		$2,092,291
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$	2,918,100

The accompanying notes are an integral part of these financial statements.

EXHIBIT B.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF INCOME

For the Year Ended December 31, 2011

Gross Income		
Net Security Dealer Trading Gains (Losses) Marked to Market	$	(1,514,087)
TOTAL GROSS INCOME (Loss)	$	(1,514,087)
Expenses		
Insurance	$	812
Management Fees -- General Partner (See Notes 3 & 4)		65,715
Miscellaneous Expense		6,137
Professional Fees		24,555
Taxes		389
Regulatory Fees and Assessments		1,754
TOTAL EXPENSES	$	99,362
NET INCOME (Loss)	**$**	**(1,613,449)**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

For the Year Ended December 31, 2011

	LIMITED PARTNERS	GENERAL PARTNERS	TOTAL
Balance at January 1, 2011	$ 435,914	$ 3,532,596	$ 3,968,510
Net Loss (Exhibit B)	(210,054)	(1,403,395)	(1,613,449)
Capital Contributions by Partners	-	80,000	80,000
Withdrawals by Partners	-	(342,770)	(342,770)
Balance at December 31, 2011	$ 225,860	$ 1,866,431	$ 2,092,291

The accompanying notes are an integral part of these financial statements.

EXHIBIT D.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

Cash Decrease from Operating Activities Net (Loss) (see Exhibit "B")			$ (1,613,449)
Adjustment to Reconcile Net Income (Loss) to Net Cash by Operating Activities:			
Net Change in Assets & Liabilities For Year:			
	Increase to Cash	Decrease to Cash	
Decrease in Securities at Market Value	$ 1,031,800		
Increase in Due to Broker-Clearance	$ 817,767		
Decrease in Due From Broker	17,272		
Increase in Short Securities at Market Value	1,227		
Increase in Accounts Payable	3,642		
	1,871,708	- 0 -	$1,871,708
Increase in Cash from Operations			$258,259
Cash Flows from Financing Activities:			
Net Cash Withdrawals by Partners (see Exhibit "C")		($342,770)	
Net Cash Contributions by Partners (Exhibit "C")		$80,000	
Decrease in Cash from Financing Activities			($262,770)
NET DECREASE IN CASH:			($4,511)
Cash - Beginning of year			$4,511
Cash - End of Year - December 31, 2011			$ -

The accompanying notes are an integral part of these financial statements.

EXHIBIT E.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

COMPUTATION OF NET CAPITAL

At December 31, 2011

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions	$	2,092,291
*Haircuts on Securities		635,480
Net Capital Per Part IIA -- Page 10	**$**	**1,456,811**

No material difference exists between our audit report for the year ending December 31, 2011 and the Focus Report X-17A-5 as of December 31, 2011.

*Haircuts on securities includes an allowance for undue concentrations on positions in excess of 10% of tentative net capital. At December 31, 2011 this allowance was $201,365 (an additional 50% of the normal 15% rate used.)

The accompanying notes are an integral part of these financial statements.

CHILIAN PARTNERS, L.P.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. **Securities and commodities transactions of the Partnership are recorded on a trade date basis.**

   Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

   Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

   Intangible assets have been fully amortized, using an estimated useful life of five years.

   The indirect method was used for preparing the statement of cash flow.

2. **Securities Owned and Securities Sold But Not Yet Purchased.**
   Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options at Market Value	$2,894,100	$4,400

3. **Management Fees.**
   Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

4. **Incentive Management Fees.**
   Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2011, the general partner did not receive an incentive management fee.

5. **Income Taxes.**
   Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

6. **Haircuts on Securities.**
   Haircuts have been properly calculated including an amount for an undue concentration.

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

February 27, 2012

FINRA/FINANCIAL OPERATIONS
9509 Key West Ave, 5th Floor
Rockville, MD 20850

Attn: Herani Dansamo

Re: Chilian Partners, L.P.
Audit at 12/31/11

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2011 nor the prior year, December 31, 2010; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,
SIDNEY W. AZRILIANT, CPA, P.C.

Sidney W. Azriliant

cc: SEC, Washington, DC
SEC, Miami, FL

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

February 27, 2012

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS, LP for the year ended December 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences.

3. The SIPC assessment for 2011 and 2012 has been paid if any amounts were due.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING • 36 WEST 44TH STREET • SUITE 1100 • NEW YORK, NY 10036

February 27, 2012

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In planning and performing our audit of the consolidated financial statements of Chilian Partners, L.P. (the "Company") for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042750 FINRA DEC
CHILIAN PARTNERS LP 17*17
PO BOX 2685
PALM BEACH FL 33480-2685

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so *indicate on the form filed.*

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ - 0 -
B.	Less payment made with SIPC-6 filed (exclude interest) ________________ Date Paid	(- 0 -)
C.	Less prior overpayment applied	(- 0 -)
D.	Assessment balance due or (overpayment)	- 0 -
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	- 0 -
F.	Total assessment balance and interest due (or overpayment carried forward)	$ - 0 -
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ - 0 -	
H.	Overpayment carried forward $(- 0 -)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chilian Partners, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12th day of January, 2012.

General Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2011
and ending JAN 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ (1,514,087)
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	2,035.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	
Total additions	2,035.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(26,208.00)
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(24,555.00)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	(-0-)
Total deductions	(50,763.00)
2d. SIPC Net Operating Revenues	$ (1,562,815)
2e. General Assessment @ .0025	$ -0-

(to page 1, line 2.A.)

SIPC-7T
A/O 12/31/11

		April	June	Sept.	Dec,	
QTRLY TOTALS FOR JUNE, SEPT, DEC.						
2A. Total Revenue	($1,514,086.42)	($117,472.62)	($138,366.00)	($1,497,451.00)	$239,203.20	
(Focus line 12/part11 A Line 9, Code 4030)						
2.B						
(1)Total revenues from the sec. business of subsidiaries and predecessors not inlcuded above.	$0.00					
(2)Net loss from principal transactions in securities in trading accts.	$0.00					
(3)Net loss from principal commodities in trading accounts	$0.00					
(4)Interest and dividend expense deducted in determing item 2a	$2,035.00					
(5)Net loss from mgt of or participation in the underwriting or distribution of securities	$0.00					
(6)Expenses other than advertising, printing, etc.	$0.00					
(7) Net loss from securities in investment accounts	$0.00					
TOTAL ADDITIONS.	$2,035.00					
2.C Deductions						
(1) Revenues from the distribution of shares of a registered open end investment company, etc.	$0.00					
(2)Revenuses from commodity transactions	$0.00					($26,208.00)
(3)Commissions, floor brokerage, etc.	($26,208.00)					represents clearing tix, com, exchange fees
(4) Reimbursement for postage in connection with proxy solicitation	$0.00					on options, bonds, equities
(5) net gain from securities in investment accounts	$0.00					
(6)100% of commissions and markups earned from transactions, etc.	$0.00					
(7)Direct expenses legal and accounting	($24,555.00)					($27,379.00)
(8)Other revenue not related to securities						class action suit
(9)(i) Total interest/dividend expense (Focus Line 22 IIA Line 13)	$0.00					
(ii) 40% of interest earned on customer sec.	$0.00					
Enter the greater of line (i) or (ii)						
TOTAL DEDUCTIONS	($50,763.00)					
2D SIPC Net Operating Revenues	($1,562,814.42)					
2E General Assments @.0025	($3,907.04)					
Deduction for prepayment for first half of 2009	$0.00					
Amount Due	$0.00					

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P. [13]

SEC. FILE NO.: 8-42750 [14]

FIRM ID NO.: 27829 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1701 S. FLAGLER DRIVE, SUITE 1001 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/11 [24]

AND ENDING (MM/DD/YY): 12/31/11 [25]

WEST PALM BEACH [21] FL [22] 33401 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: DONALD W. DENTON [30]

(Area code) - Telephone No.: (561) 833-2700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]
SEC FILE NO. 8-42750 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ [200]		$ [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	2,894,100 [424]		2,894,100 [850]
E. Spot commodities	[430]		
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	24,000 [535]	[735]	24,000 [930]
12. Total Assets	$ 2,918,100 [540]	$ [740]	$ 2,918,100 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	[1045]	$	[1255]	$	[1470]
14. Payable to brokers or dealers:							
A. Clearance account		817,767	[1114]		[1315]	817,767	[1560]
B. Other			[1115]		[1305]		[1540]
15. Payable to non-customers			[1155]		[1355]		[1610]
16. Securities sold not yet purchased, at market value				4,400	[1360]	4,400	[1620]
17. Accounts payable, accrued liabilities, expenses and other		3,642	[1205]		[1385]	3,642	[1685]
18. Notes and mortgages payable:							
A. Unsecured			[1210]				[1690]
B. Secured			[1211]		[1390]		[1700]
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					[1400]		[1710]
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				[1410]		[1720]
C. Pursuant to secured demand note collateral agreements					[1420]		[1730]
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					[1430]		[1740]
E. Accounts and other borrowings not qualified for net capital purposes			[1220]		[1440]		[1750]
20. TOTAL LIABILITIES		$ 821,409	[1230]	$ 4,400	[1450]	$ 825,809	[1760]

Ownership Equity				
21. Sole proprietorship			$	[1770]
22. Partnership (limited partners)	$ 2,092,291	[1020]	2,092,291	[1780]
23. Corporation:				
A. Preferred stock				[1791]
B. Common stock				[1792]
C. Additional paid-in capital				[1793]
D. Retained earnings				[1794]
E. Total				[1795]
F. Less capital stock in treasury			( )	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 2,092,291	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 2,918,100	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P. as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	2,092,291	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				2,092,291	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	2,092,291	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	2,092,291	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities	635,480	3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	635,480)	3740
10. Net Capital			$	1,456,811	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P. as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	54,761	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	1,356,811	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,336,811	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	821,409	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	821,409	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	56.38	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/11 [3932] to 12/31/11 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		239,203	3949
c. Total gain (loss)		239,203	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue		$ 239,203	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		13,181	4100
16. Total expenses		$ 13,181	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 226,022	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 226,022	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		(82,917)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 2,069,039	4240
A. Net income (loss)		226,022	4250
B. Additions (includes non-conforming capital of	$ [4262])	20,000	4260
C. Deductions (includes non-conforming capital of	$ [4272])	222,770	4270
2. Balance, end of period (from item 1800)		$ 2,092,291	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES